UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EQT GP HOLDINGS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885J 103

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Gathering Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 239,715,000 Common Units

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 239,715,000 Common Units

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 239,715,000 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 90.1%

14	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 239,715,000 Common Units

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 239,715,000 Common Units

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 239,715,000 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 90.1%

14	Type of Reporting Person: CO (Corporation)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 239,715,000 Common Units

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 239,715,000 Common Units

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 239,715,000 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 90.1%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 239,715,000 Common Units

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 239,715,000 Common Units

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 239,715,000 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 90.1%

14	Type of Reporting Person: CO (Corporation)

Item 1.  Security and Issuer.

This Amendment No. 3 to Schedule 13D (Amendment No. 3) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on May 26, 2015,  as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 22, 2017 and Amendment No. 2 to Schedule 13D filed with the Commission on February 22, 2018 (as amended, Schedule 13D), and relates to common units (Common Units) representing limited partner interests of EQT GP Holdings, LP, a Delaware limited partnership (the Issuer).  The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  Capitalized terms used in this Amendment No. 3 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2.  Identity and Background.

Item 2(c) of Schedule 13D is hereby amended by amending and restating the tables identifying the Covered Individuals in such item in their entirety as follows:

Name	Position
EQT Corporation
David L. Porges	Chairman and Interim President and Chief Executive Officer
Vicky A. Bailey	Director
Philip G. Behrman	Director
Kenneth M. Burke	Director
A. Bray Cary, Jr.	Director
Margaret K. Dorman	Director
Thomas F. Karam	Director
Daniel J. Rice IV	Director
James E. Rohr	Director
Norman J. Szydlowski	Director
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director
Christine J. Toretti	Director
Robert F. Vagt	Director
Jeremiah J. Ashcroft III	Senior Vice President and President, Midstream
Lewis B. Gardner	General Counsel and Vice President, External Affairs
Donald M. Jenkins	Chief Commercial Officer
Robert J. McNally	Senior Vice President and Chief Financial Officer
Charlene Petrelli	Vice President and Chief Human Resources Officer
David E. Schlosser, Jr.	Senior Vice President and President, Exploration and Production
Jimmi Sue Smith	Chief Accounting Officer

EQT Investments Holdings, LLC
Daniel A. Greenblatt	Member of Board of Managers and President
Joshua C. Miller	Member of Board of Managers and Vice President
Phillip D. Swisher	Member of Board of Managers and Executive Vice President

EQT Production Company
Robert J. McNally	Director
Charlene Petrelli	Director
David E. Schlosser, Jr.	Director and President

EQT Gathering Holdings, LLC
Jeremiah J. Ashcroft III	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

Item 4.  Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by deleting the last paragraph thereof and replacing it with the following additional disclosures:

Merger Agreement

On April 25, 2018, EQM entered into an Agreement and Plan of Merger (the Midstream Merger Agreement) with EQT Midstream Services, LLC, a Delaware limited liability company and the general partner of EQM (the EQM General Partner), EQM Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of EQM (Merger Sub), EQM GP Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of EQM (GP Merger Sub), RMP, Rice Midstream Management LLC, a Delaware limited liability company and the general partner of RMP (the RMP General Partner), and, solely for purposes of certain provisions therein, EQT.

Upon the terms and subject to the conditions set forth in the Midstream Merger Agreement, Merger Sub will merge with and into RMP (the Midstream Merger), with RMP continuing as the surviving entity and a wholly owned subsidiary of EQM. The Midstream Merger Agreement also provides that GP Merger Sub will merge with and into the RMP General Partner, with the RMP General Partner continuing as the surviving entity and a wholly owned subsidiary of EQM. Following the recommendation of the conflicts committee (the RMP Conflicts Committee) of the board of directors of the RMP General Partner (the RMP Board), the RMP Board approved the Midstream Merger Agreement, agreed to submit the Midstream Merger Agreement to a vote of RMP unitholders and agreed to recommend that RMP’s unitholders approve the Midstream Merger Agreement. Following the recommendation of the conflicts committee (the EQM Conflicts Committee) of the board of directors of the EQM General Partner (the EQM Board), the EQM Board approved the Midstream Merger Agreement.

At the effective time of the Midstream Merger (the Effective Time), (i) each common unit representing a limited partner interest in RMP (each, an RMP Common Unit) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.3319 (the Exchange Ratio) common units representing limited partner interests in EQM (the EQM Common Units) (the Midstream Merger Consideration), (ii) the issued and outstanding RMP IDRs will be cancelled and (iii) each outstanding award of phantom units in respect of RMP Common Units will be fully vested and converted into the right to receive the Midstream Merger Consideration, less applicable tax withholding, in respect of each RMP Common Unit subject thereto.

RMP has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative business combinations. However, the RMP Board and the RMP Conflicts Committee may change its recommendation in favor of the adoption of the Midstream Merger Agreement if, (i) in connection with the receipt of an alternative proposal, it determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to effect such a change in recommendation would be inconsistent with its duties under applicable law as modified by RMP’s partnership agreement or (ii) in connection with a material event, circumstance, change or development that arises or occurs after the date of the Midstream Merger Agreement and that was not reasonably foreseeable at the time of the Midstream Merger Agreement, it determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to effect such a change in recommendation would be inconsistent with its duties under applicable law as modified by RMP’s partnership agreement.

The completion of the Midstream Merger is subject to the satisfaction or waiver of certain customary closing conditions, including, but not limited to: (i) approval of the Midstream Merger Agreement by a majority of RMP’s unitholders, (ii) approval for listing of the EQM Common Units issuable as Midstream Merger Consideration on the New York Stock Exchange, (iii) there being no law or injunction prohibiting the consummation of the transactions contemplated by the Midstream Merger Agreement, (iv) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act), (v) the effectiveness of a registration statement on Form S-4 relating to the EQM Common Units issuable as Midstream Merger Consideration, (vi) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (vii) compliance by the other party in all material respects with its covenants, (viii) the receipt by EQM and RMP of certain tax opinions covering such matters as described in the Midstream Merger Agreement, (ix) the Drop-Down Transactions (as defined below) having been completed or being capable of completion substantially simultaneously with the completion of the Midstream Merger, and (x) the IDR Transaction (as defined below) having been completed.

EQM and RMP have made customary representations and warranties in the Midstream Merger Agreement. The Midstream Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of each of EQM’s and RMP’s business between the date of the signing of the Midstream Merger Agreement and the closing date of the Midstream Merger and (ii) the efforts of the parties to cause the Midstream Merger to be completed, including actions which may be necessary to cause the expiration or termination of the waiting period under the HSR Act, if applicable. Pursuant to the terms of the Midstream Merger Agreement, EQM and RMP have agreed to (including to cause their respective subsidiaries to) use their reasonable best efforts to resolve any objections that a governmental authority may assert under antitrust laws with respect to the Midstream Merger, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the Midstream Merger, in each case, so as to enable the closing of the Midstream Merger to occur as promptly as practicable and in any event no later than on December 31, 2018.

The Midstream Merger Agreement contains certain termination rights for EQM and RMP. The Midstream Merger Agreement further provides that, upon termination of the Midstream Merger Agreement under certain circumstances, (i) RMP may be required to reimburse EQM’s expenses up to $5 million or pay EQM a termination fee equal to $63.4 million less any previous reimbursements by RMP, and (ii) EQM may be required to reimburse RMP’s expenses up to $5 million.

EQT has agreed that until the Effective Time or termination of the Midstream Merger Agreement, it will vote all limited partner interests in RMP owned beneficially or of record by it or any of its subsidiaries in favor of approval of the Midstream Merger and the approval of any actions required in furtherance thereof.  As of the date of the Midstream Merger Agreement, EQT indirectly owned 100% of the outstanding limited liability company interests in the RMP General Partner and approximately 28.1% of the outstanding RMP Common Units.  As a result of the Midstream Merger, RMP’s common units will no longer be publicly traded.  The parties expect the Midstream Merger to close during the third quarter of 2018.

Drop-Down Agreement

On April 25, 2018, EQT, Rice Midstream Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of EQT (together with EQT, the EQT Parties), EQM and EQM Gathering Holdings, LLC (EQM Gathering), a Delaware limited liability company and wholly owned subsidiary of EQM (together with EQM, the EQM Parties), entered into a Contribution and Sale Agreement (the Drop-Down Agreement) pursuant to which the EQM Parties or their subsidiaries will acquire from the EQT Parties all of the EQT Parties’ interests in (i) Rice West Virginia Midstream LLC and Rice Olympus Midstream LLC and (ii) Strike Force Midstream Holdings LLC (Strike Force Holdings) in exchange for (A) an aggregate of 5,889,282 EQM Common Units and (B) aggregate cash consideration of $1.15 billion (each respective transaction described in the preceding clauses (i) and (ii) a Drop-Down Transaction, and collectively, the Drop-Down Transactions).  Strike Force Holdings owns a 75% limited liability company interest in Strike Force Midstream LLC, a Delaware limited liability company (Strike Force Midstream).  The parties expect to close the Drop-Down Transactions during the second quarter of 2018.

The parties to the Drop-Down Agreement have made representations and warranties and agreed to certain covenants, termination rights and indemnification rights customary for a transaction of this nature.  Completion of each Drop-Down Transaction is subject to certain conditions, including, among others, EQM having consummated one or more financings and received not less than the lesser of (i) $1.15 billion of aggregate net proceeds therefrom or (ii) 100% of the cash consideration for the applicable Drop-Down Transaction.  In addition, the EQT Parties are not required to complete the Drop-Down Transactions unless the Midstream Merger has been completed or is capable of being completed substantially simultaneously with such Drop-Down Transactions.  Following the recommendation of the EQM Conflicts Committee, the EQM Board approved the Drop-Down Agreement.

RMP IDR Purchase and Sale Agreement

On April 25, 2018, EQT, Rice Midstream GP Holdings LP, a Delaware limited partnership and wholly owned subsidiary of EQT (RMGH), and the Issuer entered into an Incentive Distribution Rights Purchase and Sale

Agreement (the RMP IDR Purchase Agreement) pursuant to which, subject to the terms and conditions thereof, the Issuer will acquire all of the issued and outstanding RMP IDRs from RMGH in exchange for 36,293,766 Common Units (the IDR Transaction).  The RMP IDR Purchase Agreement is subject to certain conditions, including that the Drop-Down Transactions have been completed or are capable of being completed promptly following the closing of the IDR Transaction.  In addition, in the event the IDR Transaction is completed prior to the Midstream Merger and the Midstream Merger is not consummated on or prior to December 31, 2018 (or the Midstream Merger Agreement is earlier terminated), 8,539,710 of the Common Units issued to EQT will be cancelled and EQT will pay to the Issuer an amount in cash equal to the aggregate amount of any distributions paid by EQT related to the forfeited Common Units.  Following the recommendation of the conflicts committee of the board of directors of the General Partner, the board of directors of the General Partner approved the RMP IDR Purchase Agreement.  The parties expect to close the IDR Transaction in the second quarter of 2018.

Gulfport Transaction

On April 25, 2018, EQM, EQM Gathering, Gulfport Energy Corporation (Gulfport) and an affiliate of Gulfport entered into a Purchase and Sale Agreement pursuant to which EQM will acquire the remaining 25% limited liability company interest in Strike Force Midstream not owned by EQT for $175 million (the Gulfport Transaction).  The completion of the Gulfport Transaction is subject to certain customary closing conditions.  EQM expects to close the Gulfport Transaction during the second quarter of 2018.

The Midstream Merger Agreement, the Drop-Down Agreement and the RMP IDR Purchase Agreement (collectively, the Transaction Agreements) are attached hereto as Exhibits H, I and J, respectively, and are incorporated herein by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Transaction Agreements and is qualified in its entirety by the terms and conditions of such Transaction Agreements. It is not intended to provide any other factual information about EQT, EQM, the Issuer, RMP or their respective subsidiaries and affiliates. The Transaction Agreements contain representations and warranties by the respective parties thereto, which were made only for purposes of the applicable Transaction Agreements and as of specified dates. The representations, warranties and covenants in the Transaction Agreements were made solely for the benefit of the applicable parties thereto, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of EQT, EQM, the Issuer, RMP or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreements, which subsequent information may or may not be fully reflected in EQT’s, EQM’s, the Issuer’s or RMP’s public disclosures.

Other than as described in this Item 4, as of the date of this Amendment No. 3, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters).  There can be no assurance that EQT’s plan to pursue the Separation and Midstream Streamlining Transactions will be completed within the anticipated timeframe or at all.  The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  (1)  As of February 21, 2018, the number of Common Units issued and outstanding is 266,165,000.  Gathering Holdings is the record and beneficial owner of 239,449,000 Common Units, which represent approximately 90.0% of the outstanding Common Units of the Issuer, and, through its sole ownership of GP Corporation, Gathering Holdings beneficially owns an additional 266,000 Common Units, which represent approximately 0.1% of the outstanding Common Units of the Issuer.

(2)  EPC does not directly own any Common Units of the Issuer; however, as the sole member of Gathering Holdings, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings, which represent approximately 90.1% of the outstanding Common Units of the Issuer.

(3)  Investments Holdings does not directly own any Common Units of the Issuer; however, as the sole stockholder of EPC and indirect owner of Gathering Holdings, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings, which represent approximately 90.1% of the outstanding Common Units of the Issuer.

(4)  EQT does not directly own any Common Units of the Issuer; however, as the sole member of Investments Holdings and indirect owner of Gathering Holdings, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings, which represent approximately 90.1% of the outstanding Common Units of the Issuer.

(5)  In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
Vicky A. Bailey	3,241		*
Philip G. Behrman	19,741		*
Kenneth M. Burke	5,000		*
A. Bray Cary, Jr.	19,841	(1)	*
Margaret K. Dorman	19,841		*
Lewis B. Gardner	28,503		*
Charlene Petrelli	25,085		*
David L. Porges	56,263		*
James E. Rohr	30,940		*
Jimmi Sue Smith	7,538		*
Phillip D. Swisher	4,769		*
Stephen A. Thorington	42,952	(2)	*
Lee T. Todd, Jr.	3,241		*

*Less than 1% of the class beneficially owned.

(1)         Includes 12,300 Common Units beneficially owned that are held in the Cary Foundation, Inc. in which Mr. Cary has sole voting and investment power.

(2)         Includes 11,470 phantom units granted under the 2015 LTIP, which have the economic equivalent of 11,470 Common Units and represent compensation that is deferred until retirement.

(b)  The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.  To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)  GP Corporation has the right to receive distributions from, and the proceeds from the sale of, the 266,000 Common Units for which it is the registered holder.  The Reporting Persons also have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A

Joint Filing Statement dated May 26, 2015 (attached as Exhibit A to the Schedule 13D (File No. 005-88854) filed with the Commission on May 26, 2015 and incorporated herein in its entirety by reference).

Exhibit B

Power of Attorney dated June 22, 2017 (attached as Exhibit B to Amendment No. 1 to the Schedule 13D (File No. 005-88854) filed with the Commission on June 22, 2017 and incorporated herein in its entirety by reference).

Exhibit C

First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit D

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated December 7, 2017 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the Commission on December 8, 2017 and incorporated herein in its entirety by reference).

Exhibit E

First Amended and Restated Limited Liability Company Agreement of EQT GP Services, LLC, dated May 15, 2015 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit F

Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit G

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated in its entirety herein by reference).

Exhibit H

Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit I

Contribution and Sale Agreement, dated as of April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit J

Incentive Distribution Rights Purchase and Sale Agreement, dated April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.3 to the Issuer’s current report on Form 8-K (File No. 001-03551) filed with the Commission on April 26, 2018 and incorporated in its entirety herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 27, 2018

EQT GATHERING HOLDINGS, LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

EQT PRODUCTION COMPANY

By:	*
Name:	David E. Schlosser, Jr.
Title:	President

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

EQT CORPORATION

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

*/s/ Robert J. McNally

By: Robert J. McNally, as attorney-in-fact.

Signature Page to Schedule 13D/A for EQT GP Holdings, LP

EXHIBIT INDEX

Exhibit A

Joint Filing Statement dated May 26, 2015 (attached as Exhibit A to the Schedule 13D (File No. 005-88854) filed with the Commission on May 26, 2015 and incorporated herein in its entirety by reference).

Exhibit B

Power of Attorney dated June 22, 2017 (attached as Exhibit B to Amendment No. 1 to the Schedule 13D (File No. 005-88854) filed with the Commission on June 22, 2017 and incorporated herein in its entirety by reference).

Exhibit C

First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit D

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated December 7, 2017 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the Commission on December 8, 2017 and incorporated herein in its entirety by reference).

Exhibit E

First Amended and Restated Limited Liability Company Agreement of EQT GP Services, LLC, dated May 15, 2015 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit F

Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit G

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated in its entirety herein by reference).

Exhibit H

Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit I

Contribution and Sale Agreement, dated as of April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the

Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit J

Incentive Distribution Rights Purchase and Sale Agreement, dated April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.3 to the Issuer’s current report on Form 8-K (File No. 001-03551) filed with the Commission on April 26, 2018 and incorporated in its entirety herein by reference).